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                                                                   Exhibit 99(d)

                         UNITED STATES BANKRUPTCY COURT
                              DISTRICT OF MARYLAND
                               Greenbelt Division

------------------------------------------)
                                          )
In re                                     )                 Chapter 11
                                          )
  CRIIMI MAE Inc., et al.,                )           Case Nos. 98-23115 through
                                          )           98-23117
                  Debtors.                )           (Jointly Administered)
------------------------------------------)

                        MOTION FOR AN ORDER EXTENDING THE
           DEBTORS' EXCLUSIVE PERIODS TO FILE A PLAN OF REORGANIZATION
        AND SOLICIT ACCEPTANCES THEREOF PURSUANT TO 11 U.S.C. ss. 1121(d)

     CRIIMI MAE Inc. ("CMI"), CRIIMI MAE Management, Inc. ("Management") and CRIIMI MAE Holdings II, L.P. ("Holdings"), as debtors and debtors in possession (collectively, the "Debtors," individually "Debtor"), in the above-captioned bankruptcy cases (collectively, the "Cases," individually "Case"), hereby move this Court for an order extending the periods within which the Debtors have the exclusive right to file plans of reorganization and solicit acceptances thereof (collectively the "Exclusive Periods," individually an "Exclusive Period") pursuant to Section 1121(d) of Title 11 of the United States Code (the "Bankruptcy Code") for a period of six months. Specifically, the Debtors seek to extend the Exclusive Periods for filing plans of reorganization from the current deadline of February 2, 1999, through and including August 2, 1999, and to extend the Exclusive Periods for soliciting acceptance of plans from April 3, 1999, through and including October 3, 1999. In support of this Motion, the Debtors respectfully represent as follows:


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                                  INTRODUCTION

     1. The Debtors seek an extension of the Exclusivity Periods for a period of six months. Such extension is warranted under Bankruptcy Code Section 1121(d) because the Cases are complex, large and highly significant to the multi-billion dollar commercial mortgage-backed securities ("CMBS") market.

     2. CMI is a fully integrated commercial mortgage company structured as a self-managed real estate investment trust ("REIT"). CMI is one of the largest owners of subordinated CMBS, which in turn are highly complex financial instruments. As a publicly traded company, a mortgage company and a REIT, CMI has a complex tax structure and is subject to numerous federal regulations and filing requirements.

     3. The Cases were filed on an emergency basis in response to a significant collateral call from one of the Debtor's lenders and without the benefit of prepetition planning. Moreover, within the first four months of bankruptcy, the Debtors have been forced to litigate with several of their largest creditors who tried to foreclose on hundreds of millions of dollars of assets. If permitted, such foreclosure would have resulted in a tremendous windfall for these creditors to the detriment of the estate, other creditors and equity holders. In short, because of the complexity of these Cases and the immediate requirement to protect their assets through litigation and negotiations, the Debtors have not had an adequate opportunity to formulate and file a plan of reorganization within the original 120-day exclusive period.

     4. The Debtors are in compliance with all bankruptcy and federal law requirements, have held extensive meetings with their Creditors and Equity Committees and their secured creditors, and have taken significant steps forward in the process of reorganization. The Debtors streamlined their operations and increased cash flow by: (i) suspending their loan origination


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program, (ii) suspending the purchase of subordinated CMBS, (iii) terminating approximately half of their employees, and (iv) rejecting leases for office space in Houston, Boston, Memphis, San Francisco and ancillary space in Rockville, Maryland. The Debtors have significant positive postpetition cash flow and substantial equity in their assets. The Debtors have paid postpetition creditors on a timely basis and have obtained Court authority to institute a program to retain the majority of their key employees and expect to soon have a retention plan in place with respect to senior management. In addition to both commencing and defending various actions to protect valuable assets of these estates, the Debtors have already spent substantial time attempting to resolve disputes with their creditors. To date, three significant settlements have been negotiated and presented to this Court for approval. While all of this activity has proceeded, the Debtors, together with their professional advisors, have also begun to formulate a bankruptcy exit strategy involving new financing, restructuring and/or raising additional capital, all leading toward filing a consensual Chapter 11 plan to complete the Debtors' reorganization.

     5. Because of the complexities of these Cases and the emergency nature of the bankruptcy filings, the reorganization process is still in its early stages and the Debtors are not in a position to file a plan of reorganization within the current Exclusive Periods. In fact, an extension of less than six months is unlikely to provide the Debtors with the time necessary to formulate and fund a plan of reorganization, and could actually undermine the reorganization process at the expense of the estate. Denial of the Motion would undermine the Debtors' ability to negotiate a consensual plan of reorganization and potentially create an opportunity for the alleged secured creditors that control the CMBS market to liquidate the Debtors' valuable assets for their own financial gain and at the expense of unsecured creditors and equity holders. In contrast,


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granting the extension requested will not adversely affect creditors who are adequately protected. Therefore, the Motion should be granted.

                             JURISDICTION AND VENUE

     6. This Court has jurisdiction over this Motion pursuant to 28 U.S.C. ss.ss. 157 and 1334. Venue is proper pursuant to 28 U.S.C. ss.ss. 1408 and 1409. The statutory predicate for the relief requested herein is Section 1121 (d) of the Bankruptcy Code.

                                   BACKGROUND

A.   The Debtors

     7. CMI is a self-administered REIT organized under the laws of the State of Maryland. Prior to the petition date, CMI's primary activities included:
(i) acquiring non-investment grade subordinated securities backed by pools of mortgage loans on multifamily, retail and other commercial real estate and by pools of mortgage-backed securities, backed, in turn, by loans on such properties ("Subordinated CMBS"), (ii) originating and underwriting mortgage loans, (iii) securitizing pools of mortgage loans and pools of CMBS, and (iv) through an affiliate, performing servicing functions with respect to CMI's mortgage loans and the mortgage loans underlying the Subordinated CMBS.(1) CMI's focus on acquiring Subordinated CMBS, together with its expertise in underwriting, servicing and originating commercial mortgage loans and CMBS, has enabled it to take advantage of the rapid growth in the securitization of debt backed by commercial mortgage loans. Notwithstanding the bankruptcy, CMI is one of the largest owners of Subordinated CMBS.

----------------

(1) Since the Petition Date, the Debtors have suspended their loan origination program and their purchase of CMBS.

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     8. CMI owns 100 percent of several financing and operating subsidiaries, and has various interests in other entities that either own or service mortgage assets.(2) CMI is the sole shareholder of Management, whose principal functions are to manage CMI's operations and employ personnel who perform necessary administrative tasks for CMI. CMI is also the sole general partner of Holdings, which owns a series of CMBS. Any net cash earned by Holdings flows directly to CMI. The only limited partner of Holdings is CRIIMI MAE Services Limited Partnership ("CMSLP"), a non-debtor entity.

     9. CMI is a publicly traded corporation, the common shares of which are currently traded on the New York Stock Exchange under the symbol CMM and the cumulative preferred B shares of which are traded under the symbol CMM-PrB. Neither Management nor Holdings are publicly traded companies. As a publicly traded company, CMI must comply with strict federal SEC regulations, including filing quarterly Form 10-Qs and annual Form 10-Ks, and announcing all significant actions it seeks to take through press releases and other disclosures.

     10. CMI is a REIT, and therefore is also subject to several complex tax requirements with respect to its asset composition and the source of its income generation. For example, CMI must derive 95 percent of its gross income from certain passive sources (including interest on mortgages) and must derive at least 75 percent of its gross income from real estate assets (including interest on mortgages). CMI must also maintain 75 percent of the value of its assets from real estate (including mortgages on real property). In addition, CMI must distribute at least 95 percent of its REIT taxable income to its shareholders each year to maintain its status as a REIT.

---------------

(2)  An organizational chart is attached hereto as Exhibit 1.


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B.   THE EVENTS THAT PRECIPITATED THE BANKRUPTCY FILINGS

     11. Prior to the Petition Date, CMI financed a substantial portion of its Subordinated CMBS acquisitions with short-term variable rate borrowings secured by the company's Subordinated CMBS. The agreements governing these financing arrangements typically provided for CMI to maintain collateral at all times with a market value not less than a specified percentage of the outstanding indebtedness. The agreements further provided that the lenders could require CMI to provide additional collateral, if the value of the existing collateral fell below this threshold amount.

     12. As a result of the turmoil during August and September 1998 in the capital markets, the spreads between CMBS rates and the rates on United States Treasury securities with comparable maturities began to widen substantially and rapidly. Due primarily to widening CMBS spreads, the market value of the Subordinated CMBS securing CMI's short-term financings declined. CMI's short-term secured creditors perceived that the value of the Subordinated CMBS securing their facilities with CMI had fallen below the minimum collateral-to-loan-value ratio described above and, consequently, made demand upon CMI to provide additional collateral with sufficient value to cure the perceived deficiency. In August and September 1998, CMI received and met collateral calls from certain of its alleged secured creditors. At the same time, CMI was in negotiations with various third parties in an effort to obtain additional debt and equity financing that would provide CMI with greater liquidity.

     13. On Friday afternoon, October 2, 1998, CMI was in the closing negotiations of a refinancing with one of its unsecured creditors that would have provided CMI with additional borrowings, when it received a significant collateral call from another creditor. The basis for this collateral call was, in CMI's view, unreasonable. After giving consideration to, among other


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things, this collateral call and CMI's concern that its failure to satisfy the collateral call would cause it to be in default under a substantial portion of its financing arrangements, CMI reluctantly concluded on Sunday, October 4, 1998, that it was in the best interests of creditors, equity holders and other parties in interest to seek Chapter 11 protection.

C. THE BANKRUPTCY

     14. On the morning of Monday, October 5, 1998 (the "Petition Date"), CMI and the other Debtors filed petitions under Chapter 11. Since the Petition Date, the Debtors have continued to operate their businesses and manage their properties as debtors in possession pursuant to Bankruptcy Code Sections 1107 and 1108.

     15. CMI and Holdings are represented in the Cases and related bankruptcy proceedings by two law firms working as co-counsel, Akin, Gump, Strauss, Hauer & Feld, L.L.P. ("Akin Gump") and Venable, Baetjer and Howard, LLP ("Venable"). A third law firm, Shulman, Rogers, Gandal, Pordy & Ecker, P.A. ("Shulman Rogers") has been retained to represent Management. The Debtors have also retained Arthur Andersen, L.L.P. ("Arthur Andersen") as accounting, tax and business advisors, and CMI has retained Wasserstein, Perella & Co. ("Wasserstein") to assist and advise it in formulating and implementing a plan of reorganization.

     16. On October 16, 1998, the Office of the United States Trustee appointed an Official Committee of Unsecured Creditors in the CMI Case (the "CMI Committee"). On October 26, 1998, the United States Trustee appointed an Official Committee of Unsecured Creditors in the Management Case (the "Management Committee"). On November 24, 1998, the Office of the United States Trustee appointed an Official Committee of Equity Security Holders in the CMI Case (the "Equity Committee"). The CMI Committee, the Equity Committee and the


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Management Committee are referred to collectively as the "Committees." No committee has been formed in the Holdings Case.

     17. Each Committee has retained counsel: Arnold and Porter for the CMI Committee; Covington & Burling for the Equity Committee; and Whiteford, Taylor & Preston for the Management Committee. The CMI Committee has also retained The Blackstone Group, LP, as financial advisors and PricewaterhouseCoopers, LLP, as accountants and reorganization consultants. The Equity Committee has sought to retain Ernst & Young as financial advisors and the Management Committee has sought to retain Reznick, Fedder & Silverman as accountants and financial advisors, which applications are pending before the Court.

     18. On November 30, 1998, the Debtors filed their schedules, lists and statements of financial affairs analyzing their assets and liabilities as of the Petition Date. CMI scheduled assets of $1,600,652,579.05 and liabilities of $1,134,484,205.34; Management scheduled assets of $25,242,341.42 and liabilities of $6,261,890.24; and Holdings scheduled assets of $44,988,315.01 and liabilities of $39,554,251.00.

     19. During these first few months in bankruptcy the Debtors have filed numerous pleadings in order to preserve and protect the assets of the estates and have taken decisive action to streamline their operations. For example, to retain key personnel the Debtors filed a Motion for an Order Authorizing (A) Assumption of Certain Executory Employment Agreements, (B) Entry into Employment Agreement, and (C) Implementation of Employment Retention Program NUNC PRO TUNC to October 5, 1998 (the "Employee Retention Motion"), on November 25, 1998. Because of the confidential nature of the information contained in the Employee Retention Motion, the Debtors filed a Motion to Limit Notice and for Authority to File under Seal the Motion for Order Authorizing Assumption of Certain Executory Employment Agreements and


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Implementation of Employee Retention Program (the "IN CAMERA Relief Motion"), on
October 28, 1998.

     20. The Court granted the IN CAMERA Relief Motion on November 24, 1998, and has approved the retention program as to all employees except the top level of senior management. The Employee Retention Motion regarding the top level of senior management was heard on January 7 and 8, 1999, and that hearing will continue on January 29, 1999.

     21. The Debtors have also taken steps to reduce costs and streamline operations. Among their most significant actions is the suspension of their loan origination program and the purchase of subordinated CMBS, the related termination of approximately 90 employees and the rejection of leases for five offices located in Boston, Massachusetts, Houston, Texas, Memphis, Tennessee, San Francisco, California and ancillary space in Rockville, Maryland. These steps are expected to result in a substantial savings over the next two years.

     22. Closing of these offices has also permitted the Debtors to consolidate operations in their Rockville, Maryland headquarters. To minimize the potential financial exposure that would arise from premature assumption of the Rockville lease, CMI filed a motion seeking extension of the period to assume or reject the lease until confirmation of a plan of reorganization. On November 3, 1998, the Court entered an order granting the requested extension, subject to limitation upon further order of the Court.

     23. The Debtors have also spent a significant portion of the initial period in bankruptcy involved in prosecuting and defending litigation aimed at preserving and protecting hundreds of millions of dollars in assets from the claims of alleged secured creditors who have a significant role in the CMBS market: Citicorp Securities, Inc. ("Citicorp"), Merrill Lynch Mortgage Capital Inc. ("Merrill Lynch") and Morgan Stanley & Co. International Limited


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("Morgan Stanley"). Except with respect to Citicorp, the Debtors have made progress to date in resolving disputes and avoiding time-consuming, expensive litigation.

     24. The Debtors' litigation with Merrill Lynch included a motion by Merrill Lynch for relief from the automatic stay, filed on October 16, 1998, and a separate adversary proceeding by CMI for turnover of certain earnings held by Merrill Lynch, filed on October 21, 1998. On December 4, 1998, after extensive negotiations, CMI and Merrill Lynch entered into a consent order providing for the dismissal of the contested matter and adversary proceeding without prejudice (the "Merrill Stipulation"). The Merrill Stipulation benefited the Debtors and their estates by eliminating time-consuming, costly and burdensome litigation, while also preserving CMI's very valuable portfolio of certain CMBS pledged as collateral to Merrill Lynch and providing for a split of the net income generated from these CMBS that has resulted in substantial income flowing to CMI.

     25. On October 20, 1998, CMI filed an adversary proceeding against Morgan Stanley seeking turnover of certain assets and damages. After significant negotiations, on or about January 12, 1999, CMI entered into an agreement, subject to Bankruptcy Court approval, with Morgan Stanley that provided for an agreed sale procedure for certain bonds, the payment of a portion of the sale proceeds to CMI, and the postponement of the litigation with Morgan Stanley for several months while the parties seek a permanent resolution of their disputes. The Court approved this agreement with Morgan Stanley on January 26, 1999.

     26. On October 15, 1998, the Debtors filed an emergency motion to enforce the automatic stay against Citicorp and the indenture trustee Norwest Bank Minnesota, N.A. ("Norwest"). Citicorp responded on October 23, 1998, by filing a separate motion to recover its securities under Bankruptcy Code Section 555 and for a hearing thereon on an expedited basis.


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Contemporaneously, Norwest brought an interpleader adversary proceeding against
Citicorp and CMI regarding funds held in Norwest's possession. On November 2, 1998, CMI filed a separate adversary proceeding against Citicorp for declaratory relief on the issue of the applicability of Section 555 and for injunctive relief (the "Citicorp Adversary Proceeding"). The Citicorp Adversary Proceeding is currently in the discovery stage, with a week long trial scheduled to begin on March 8, 1999.

     27. During the months since the Cases were filed, the Debtors have devoted substantial efforts to resolving matters with creditors without resorting to litigation. Shortly after the Petition Date the Debtors commenced negotiations with German American Capital Corporation ("GACC") regarding the use of what GACC alleges to be its cash collateral. CMI is indebted to GACC in the amount of approximately $178 million that is allegedly secured by a series of CMBS. The CMBS generate income of approximately $1.8 million per month. On December 4, 1998, the Debtors and GACC entered into a Stipulation and Agreed Order Authorizing Use of Cash Collateral that was approved by the Court on or about December 17, 1998 (the "Original Stipulation"). The Original Stipulation provided for adequate protection payments to GACC at the non-default contract rate, allowed GACC to hedge its loan to protect against interest rate swings, capped the hedge cost at $3 million a year, and gave CMI 75 percent of the net income after interest and hedge costs. Following approval of the Merrill Stipulation, in late December 1998, the Debtors and GACC entered into a revised Stipulation and Agreed Order Authorizing Use of Cash Collateral, dated December 29, 1998, which is awaiting Court approval. The terms of the revised stipulation are essentially the same except that the Debtors (but not the CMI Committee) acknowledge that GACC has a valid perfected security interest in the CMBS, and the sharing of the cash collateral after payment of interest and hedge costs, if any, is on a


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50/50 basis. The CMI Committee and the Equity Committee agreed to the terms of the revised stipulation.

     28. The Merrill Lynch and GACC settlements are significant because Merrill Lynch and GACC have approximately $450 million in floating-rate loans with CMI, which represent approximately 48 percent of the company's entire floating-rate debt.

     29. Since the Petition Date, the Debtors remain in compliance with bankruptcy and federal filing requirements. The Debtors have paid their postpetition creditors in a timely manner and have continued to operate profitably. In fact, the Debtors have increased their net cash surplus. The Debtors have also devoted substantial time and effort to meeting with and providing extensive information to the Committees and their professionals in an attempt to reach a consensual resolution of issues.

     30. The Debtors have also worked diligently on the complex issue of formulating a bankruptcy exit strategy, which will include new financing, restructuring and/or raising additional capital. The Debtors and their professionals have spent considerable time developing a framework for structuring and implementing a plan of reorganization. Numerous discussions and meetings have been held with the Committees and their professionals to pave the way toward developing a consensual plan of reorganization. The process has begun but because of the multi-dimensional nature of the issues involved, additional time is required to complete the plan process.

                                RELIEF REQUESTED

     31. By this Motion, the Debtors seek entry of an order extending the Exclusive Period for filing plans of reorganization from the current deadline of February 2, 1999, through and


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including August 2, 1999, and the Exclusive Periods for soliciting acceptance of plans from April 3, 1999, through and including October 3, 1999 respectively.

                                BASIS FOR RELIEF

     32. Bankruptcy Code Section 1121(d) empowers the Court, upon the request of a party in interest and after notice and hearing, to extend "for cause shown," a debtor's exclusive right to file a plan of reorganization and solicit acceptances thereof. 11 U.S.C. ss. 1121(d). The Bankruptcy Code does not define "cause" for the purposes of Section 1121(d). Rather, courts have referred to this cause provision as a general standard that allows "maximum flexibility to suit various types of reorganization proceedings." IN RE AMKO PLASTICS, INC., 197 B.R. 74, 77 (Bankr. S.D. Ohio 1996) (citing IN RE PUBLIC SERV. CO. OF NEW HAMPSHIRE, 88 B.R. 521, 534 (Bankr. D. N.H. 1988)).

     33. The legislative history of Bankruptcy Code Section 1121(d) indicates that the determination of whether sufficient cause exists to grant an extension is committed to the sound discretion of the bankruptcy court based upon an evaluation of the facts and circumstances of the case. H.R. Rep. No. 595, 95th Cong., 1st Sess. 232 (1977), CITED IN AMKO PLASTICS, 197 B.R. at 77. Since enactment of the Bankruptcy Code, courts have relied on many factors to determine whether cause exists to extend a debtor's exclusive period under
Section 1121(d). A distilled list of the factors that have been relied upon by courts includes:

     (i)  the size and complexity of the case;

     (ii) the necessity for sufficient time to permit the debtor to negotiate a plan of reorganization and prepare adequate information;

     (iii) the existence of good faith progress toward reorganization;

     (iv) the fact that the debtor is paying its bills as they become due;

     (v) whether the debtor has demonstrated reasonable prospects for filing a viable plan;

     (vi) whether the debtor has made progress in negotiations with its creditors;

     (vii) the amount of time which has elapsed in the case;


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     (viii) whether the debtor is seeking an extension of exclusivity in order to pressure creditors to submit to the debtor's reorganization demands; and

     (ix) whether an unresolved contingency exists.

IN RE DOW CORNING CORP., 208 B.R. 661, 664-65 (Bankr. E.D. Mich. 1997); IN RE EXPRESS ONE INT'L, INC., 194 B.R. 98, 100 (Bankr. E.D. Tex. 1996); SEE ALSO IN RE MCLEAN INDUS., INC., 87 B.R. 830, 833-34 (Bankr. S.D.N.Y. 1987); IN RE TEXACO INC., 76 B.R. 322, 326-27 (Bankr. S.D.N.Y. 1987).

     34. When considering whether to extend the exclusivity period courts should not be constricted to counting factors. DOW CORNING, 208 B.R. at 669. Sometimes certain factors are more relevant, important or persuasive than others and sometimes one or more factors determine the particular result. ID. Nevertheless, the factors stated above, and others, favor granting the Debtors' Motion.

A. THE COMPLEXITY AND SIZE OF THESE CASES ALONE CONSTITUTE SUFFICIENT CAUSE FOR EXTENSION OF THE EXCLUSIVE PERIODS.

     35. The most common basis for granting extension of the Section 1121(b) exclusive period is the complexity and size of the Chapter 11 case. SEE, E.G., TEXACO, 76 B.R. at 326 ("The large size of the debtor and the consequent difficulty in formulating a plan of reorganization for a huge debtor with a complex financial structure are important factors which generally constitute cause for extending the exclusivity periods.") (citations omitted); EXPRESS ONE, 194 B.R. at 100 ("The traditional ground for cause is the large size of the debtor and the concomitant difficulty in formulating a plan of reorganization.") (citing IN RE PINE TRUST, INC., 67 B.R. 432, 435 (Bankr. E.D. Pa. 1986)). In the initial stages of reorganization, the Section 1121 exclusivity period may be extended based solely on the fact that the case is complex and large. PUBLIC SERVICE CO. OF NEW HAMPSHIRE, 88 B.R. at 537; SEE ALSO TEXACO, 76 B.R. at 327. Such reasoning is supported by Congressional intent. The legislative history of
Section 1121 recognizes that the sheer size of a


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Chapter 11 case might, in appropriate circumstances, constitute cause to extend the exclusive periods. It provides, in part:


          Proposed chapter 11 recognizes the need for the debtor to remain in control to some degree, or else debtors will avoid the reorganization provisions in the bill until it would be too late for them to be an effective remedy. . . . The bill gives the debtor an exclusive right to propose a plan for 120 days. In most cases, 120 days will give the debtor adequate time to negotiate a settlement without unduly delaying creditors. The court is given power, though, to increase or reduce the 120-day period depending on the circumstances of the case. FOR EXAMPLE, IF AN UNUSUALLY LARGE COMPANY WERE TO SEEK REORGANIZATION UNDER CHAPTER 11, THE COURT WOULD PROBABLY NEED TO EXTEND THE TIME IN ORDER TO ALLOW THE DEBTOR TO REACH AN AGREEMENT.

H. Rep. 95-595, 95th Cong., 2d Sess. 221-222 (1978) (emphasis added), CITED IN PUBLIC SERVICE CO. OF NEW HAMPSHIRE, 88 B.R. at 537.

     36. Extensions of the original 120-day exclusive period are routinely granted in complex Chapter 11 cases in order to enable the debtor to have a meaningful opportunity to negotiate, draft and propose a plan of reorganization. SEE TEXACO, 76 B.R. at 326-27; IN RE UNITED PRESS INT'L, INC., 60 B.R. 265, 270 (Bankr. D.D.C. 1986). In MCLEAN, 87 B.R. at 833, the court recognized that even if a case involves a relatively small number of creditors, exclusivity should be extended if the case is complex and requires considerable study before a plan of reorganization can be proposed and intelligently communicated to creditors for acceptance.

     37. These Cases are complex and large. Collectively, as of the Petition Date, the Debtors have scheduled assets of more than $1.67 billion and liabilities of $1.18 billion. The United States Trustee has appointed two creditors committees and an equity committee, which Committees have retained their own counsel and professionals. The Debtors' business involves the CMBS market, a complex market that experienced significant turmoil last year. As noted


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above, CMI has additional requirements and complexities because it is a publicly traded company and a REIT.

     38. In fact, the complex business structure of the Debtors and the CMBS market further justifies extension of the Exclusive Periods. SEE EXPRESS ONE, 194 B.R. at 100 (in approving the debtors' third extension, the court noted that debtors' status as an airline, regulated by special federal rules, "adds to the complexity of this case."). Moreover, the fact that the Debtors have scheduled less than 100 creditors does not diminish the size or complexity of the Cases, or otherwise reduce the need for the requested extensions of the Exclusive Periods. "The Court does not believe it is necessary to be a Texaco, Johns-Manville Forest Products, or Ames Department Stores to be consider large and complex." ID. In MCLEAN, 87 B.R. at 833, the court found that the case was sufficiently complex to warrant extension of the exclusivity period even though the debtors had less than 10 employees and less than 20 creditors. In IN RE CRESCENT MFG. CO., 122 B.R. 979, 982 (Bankr. N.D. Ohio 1990), the court, in granting an extension of the Bankruptcy Code Section 1121 exclusivity period, found that claims of approximately $13 million made the case "large."

     39. In addition to the complexity of the Cases, the Debtors' ability to formulate a plan was hindered by the emergency nature of the filings. SEE MCLEAN, 87 B.R. 834 ("[w]here the exclusivity period is insufficient because of extraneous factors, exclusivity should be continued.") (citations omitted). In response to a significant collateral call from one of their creditors, the Debtors literally had hours to prepare for bankruptcy, rather than weeks or months which is the norm in large Chapter 11 cases. As a result, the Debtors' professionals have spent significant time during the past few months addressing issues and completing tasks often dealt with during the prepetition period.


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     40. The emergency nature in which the Cases were filed also affected the
Debtors' ability to file their schedules, statement of financial affairs, and lists. This in turn delayed the Section 341 meeting of creditors until December 7, 1998. In order to file their schedules, statements of financial affairs and lists, the Debtors had to close their books and records as of the Petition Date on a stand-alone basis for each Debtor. The Debtors were required to close the third quarter books and records, roll them forward five days to the Petition Date, and prepare separate financial statements and schedules. The task was complicated by the fact that the Debtors and certain of their non-Debtor affiliates had previously kept such financial information in a consolidated format.

     41. In short, the complexity, size and emergency nature of these Cases warrant extension of the Exclusive Periods.

B. THE DEBTORS ARE PROGRESSING TOWARD REORGANIZATION, ARE COMPLYING WITH ALL BANKRUPTCY REQUIREMENTS, AND HAVE FORMULATED AN EXIT STRATEGY THAT REQUIRES A SIX-MONTH EXTENSION OF THE EXCLUSIVE PERIODS.


     42. Apart from the size and complexity of the Cases, the Debtors' good faith progress toward reorganization and the formulation of a plan, or plans, of reorganization also constitutes cause for extending exclusivity. SEE AMKO PLASTICS, 197 B.R. at 76; MCLEAN, 87 B.R. at 833; PINE RUN TRUST, 67 B.R. at 435.

     43. As noted above, the Debtors have taken several steps to streamline operations and reduce costs, and are in compliance with all bankruptcy and federal rules and filing requirements. The Debtors have also begun the process of formulating an exit strategy involving new financing, restructuring and/or obtaining additional capital, with their efforts focused on the goal of filing and confirming a successful plan of reorganization.

     44. A six-month extension is not particularly long for a case of this complexity and size. For example, in the Chapter 11 cases of Johns-Manville Corporation, the debtors' exclusive periods were extended for more than four years. See IN RE JOHNS-MANVILLE CORP., 60 B.R. 842, 844-45 (S.D.N.Y. 1986). The LTV Corporation retained its exclusive right to file a plan from the commencement of its bankruptcy case in July 1986 until November 1991, a period in excess of five years. IN RE CHATEAUGAY CORP., 126 B.R. 165, 167 n 3 (Bankr. S.D.N.Y. 1991), OPINION VACATED AND WITHDRAWN AFTER THE FACT FOR OTHER REASONS, 1993 WL 388809 (S.D.N.Y. 1993); SEE ALSO IN RE GIBSON & CUSHMAN DREDGING CORP., 101 B.R. 405 (E.D.N.Y. 1989) (18-month exclusivity period approved). In granting a third extension of the exclusivity period, the court in UNITED PRESS INT'L, INC., 60 B.R. at 270 noted that, "[i]n many much smaller cases, involving far less complications, two or three years go by before the debtor is in a position to file a plan." In PUBLIC SERVICE CO. OF NEW HAMPSHIRE, 88 B.R. 521, the debtor received a seven-month extension of the initial Bankruptcy Code Section 1121 exclusivity period. In AMKO PLASTICS, the court granted a five-month extension of the initial Bankruptcy Code Section 1121 exclusivity period even though the case involved only "one facility, one bank and less than $6 million of unsecured trade debt." ID., 197 B.R. at 76.

     45. In summary, despite the complexity and size of these Cases, the Debtors have taken numerous positive steps toward reorganization. A six-month extension of the Exclusive Periods is needed to provide the Debtors with a sufficient opportunity to develop and negotiate the terms of a consensual plan of reorganization that will pay creditors in full.

C. EXTENSION OF THE EXCLUSIVE PERIODS WILL NOT PREJUDICE CREDITORS, HOWEVER, DENIAL OF THE REQUESTED RELIEF WILL HARM THE DEBTORS AND THE ESTATE.

     46. An additional factor to be considered in determining whether to extend a debtor's exclusive period is the lack of prejudice to creditors. SEE MCLEAN, 87 B.R. at 834; TEXACO, 76 B.R. at 327. Here, creditors will not be prejudiced by the requested extension of the Exclusive Periods because the Debtors are operating profitably in bankruptcy and have the resources to satisfy their postpetition debts as they become due. SEE MCLEAN, 87 B.R. at 834-35; SEE ALSO IN RE INTERCO INC., 137 B.R. 999, 1001 (Bankr. E.D. Mo. 1992). As set forth in the Debtors' monthly operating reports, on a collective basis the Debtors have had positive net cash flow since the Petition Date.

     47. Moreover, the return on the mortgages that underlie the Debtors' collateral base is and has historically been very stable. In addition, creditors are not prejudiced because they may, at any time, seek to shorten the Exclusive Periods upon proper motion.

     48. Additionally, the Debtors have not used their Exclusive Periods to pressure creditors to submit to any demands in bankruptcy. In fact, the Debtors have used the Exclusive Period to stabilize their businesses, maintain business relationships and proceed toward a consensual resolution of these Cases.

     49. In contrast to the lack of harm to creditors from the granting of an extension of the Exclusive Periods, failure to extend the Exclusive Periods could cause severe, if not irreparable, harm to the Debtors' estates. Denial or limitation of this Motion could create a chaotic situation wherein certain creditors who claim security interests in the Debtors' collateral and who control a significant segment of the CMBS market may attempt to precipitously liquidate the Debtors' assets. This would result in a tremendous windfall to these alleged secured creditors at the expense of unsecured creditors and equity holders, and therefore warrants the requested extension of the exclusivity period. SEE GIBSON & CUSHMAN DREDGING CORP., 101 B.R. at 410-11 (creditors' intention to liquidate debtor's assets rather than to negotiate a consensual plan of reorganization was a factor in affirming the grant of a more than 18-month exclusivity period.).

D.   A SEPARATE MEMORANDUM OF LAW IS UNNECESSARY.

     50. Because the relevant statutory and case law have been cited herein, the Debtors request that the requirement for filing a separate memorandum of law, set forth in Local Bankruptcy Rule 9013-2, be waived.

     WHEREFORE, the Debtors respectfully request entry of the annexed order: (a) extending the periods within which the Debtors have the exclusive right to file a plan of reorganization and solicit acceptances thereof through and including August 2, 1999, and October 3, 1999, respectively, and (b) granting such other and further relief as this Court may deem just and proper.

Dated:  Rockville, Maryland
          January 28, 1999


                              Respectfully submitted,


                              /s/ Stanley J. Samorajcyzk
                              ---------------------------
                              Stanley J. Samorajczyk, P.C. (Md.
                              Fed. Bar No. 03113)
                              Sam J. Alberts (Md. Fed. Bar No. 22745)
                              Akin Gump Strauss Hauer & Feld, L.L.P.
                              1333 New Hampshire Avenue
                              Washington, D.C. 20036
                              (202) 887-4000

                               Co-counsel to CRIIMI MAE Inc. and
                               CRIIMI MAE Holdings II, L.P.


                               /s/ Sam J. Alberts with the consent,
                               ------------------------------------
                               approval and on behalf of Richard
                               L. Wasserman (Md. Fed. Bar No. 02784)
                               Venable, Baetjer and Howard, LLP
                               1800 Mercantile Bank and Trust Bldg.
                               Two Hopkins Plaza
                               Baltimore, MD 21201
                               (410) 244-7400
                               Co-counsel to CRIIMI MAE Inc. and
                               CRIIMI MAE Holdings II, L.P.

                                           - and -


                               /s/ Sam J. Alberts with the consent,
                               --------------------------------
                               approval and on behalf of
                               Morton A. Faller (Md. Fed. Bar No. 01488)
                               Jeffrey W. Rubin (Md. Fed. Bar 04025)
                               Shulman, Rogers, Gandal, Pordy &
                               Ecker, P.A. 11921 Rockville Pike, 3rd
                               Floor Rockville, MD  20852-2743
                               (301) 230-5200 Counsel to CRIIMI MAE
                               Management, Inc.

                             CERTIFICATE OF SERVICE

     I hereby certify that on this 28th day of January, 1999, I caused the Motion for an Order Extending the Debtors' Exclusive Periods to File a Plan of Reorganization and Solicit Acceptances thereof Pursuant to 11 U.S.C. ss. 1121(d) to be served by United States Mail, postage prepaid, or as otherwise stated below, on the persons listed on the attached Service List.



                                          /s/ Sam J. Alberts
                                          --------------------------
                                          Sam J. Alberts

   SERVICE LIST:    (4 pages)


Charles F. Lettow, Esq.                      Thomas J. Moloney, Esq.
L. Burton Davis, Esq.                        Lindsee P. Granfield, Esq.
Cleary, Gottlieb, Steen & Hamilton           Cleary, Gottlieb, Steen & Hamilton
2000 Pennsylvania Avenue, N.W.               One Liberty Plaza
Washington, D.C. 20006-1801                  New York, NY 10006-1404
(Counsel, Prudential Securities)             (Counsel, Prudential Securities)

David R. Kuney, Esq.                         A Robert Pietrzak, Esq.
Jeffery L. Tarkenton, Esq.                   William M. Goldman, Esq.
J. David Folds, Esq.                         Andrew W. Stern
Jonathan L. Gold, Esq.                       Maria D. Melendez, Esq.
Womble Carlyle Sandridge & Rice, PLLC        Brown & Wood, LLP
1120 19th Street, NW, Suite 800              One World Trade Center
Washington, D.C.  20036                      New York, NY 10048-0557
(Counsel, Merrill Lynch Mortgage             (Counsel, Merrill Lynch Mortgage
  Capital, Inc.)                               Capital, Inc.)

Ira S. Sacks, Esq.                           David N. Roberts
Fried Frank Harris Shriver & Jacobson        Angelo, Gordon & Co.
One New York Plaza                           245 Park Avenue, 26th Floor
New York,  NY 10004-1980                     New York, NY 10167
(Counsel, MeesPierson Investment, Inc.)      (Counsel, Angelo, Gordon & Co.)

Mark Stern, Esq.                             John F. Horstmann, Esq.
Stern & Schrage,LLC                          Duane, Morris & Heckscher, LLP
25 Ford Road, 2nd Floor                      4200 One Liberty Pl
Westport, CT 06880                           Philadelphia, PA 19103-7396
(Counsel, Selma Eisenberg Revocable          (Counsel, First Union National
Trust)                                         Bank)

Jeffrey L. Schwartz, Esq.                    Paul M. Nussbaum, Esq.
Mark Power, Esq.                             Martin T. Fletcher, Esq.
Hahn & Hessen LLP                            Whiteford, Taylor & Preston, LLP
Empire State Building                        Seven Saint Paul Street, Suite 1400
350 Fifth Avenue                             Baltimore, MD 21202-1626
New York, NY 10118                           (Counsel, Official Committee of
(Counsel, Lehman Brothers Inc. And           Unsecured Creditors-CRIIM MAE
  Lehman ALI Inc.)                           Management) (also via facsimile)

Richard M. Kremen, Esq.                      Robert L. Bodansky
Piper & Marbury, LLP                         Nixon, Hargrave, Devans & Doyle LLP
36 South Charles Street                      Suite 700, One Thomas Circle
Baltimore, MD 21201                          Washington, DC 20005
(Counsel, First Union National Bank)         (Counsel, OTR)



Bradford F. Englander, Esq.                  Daniel W. Sklar, Esq.
Linowes and Blocher LLP                      Peabody & Brown
1010 Wayne Avenue, 10th Floor                889 Elm Street
Silver Spring, MD  20910-5600                Manchester, NH 03101
(Counsel, Lehman Brothers Inc. And           (Counsel, William B. Dockser &
   Lehman ALI Inc.)                          H. William Willoughby)

John H. Culver III                           Deborah L. Thaxter, Esq.
NationsBank Corporate Center, Suite 4200     Peabody & Brown
100 North Tryon Street                       101 Federal Street
Charlotte, NC 28202-4006                     Boston, MA 02110
(Counsel, Norwest Bank Minnesota, National   (Counsel, William B. Dockser &
   Association)                                H. William Willoughby)

Fred D. Ross                                  Christopher Beard, Esq.
11901 Greenleaf Avenue                        Beard & Beard
Potomac, MD 20854-3319                        4601 North Park Avenue
(Chairperson for Equity Committee)            Chevy Chase, MD 20815

Peter A. Chapman                              Charles A. Koehler
24 Perdicaris Place                           P.O. Box 394
Trenton, NJ 08618                             Bowling Green, OH 43402-0394

Michael B. Benner, Esq                        Mark N. Polebaum
Watchell, Lipton, Rosen, & Katz               Hale and Dorr, LLP
51 West 52nd Street                           60 State Street
New York, NY 10019                            Boston, MA 02109
(Counsel, German American Capital Corp.)      (Counsel, Standish Ayer Wood,
                                               Inc.)

Lawrence D. Coppel, Esq.                      Robert R. Smith
Gordon, Feinblatt, Rothman,                   Franch, Jarashow & Howard, PA
Hoffberger, & Hollander, LLC                  111 Cathedral Street
233 East Redwood Street                       P.O. Box 827
Baltimore, MD 21202                           Annapolis, MD 21404-0827
(Counsel, German American Capital Corp.)      (Counsel, Copelco Capital, Inc.)

Daniel M. Litt, Esq.                          Robert A. Gutkin, Esq.
Jeffrey Rhodes, Esq.                          Pillsbury, Madison & Sutro, LLP
Dickstein Shapiro Morin & Oshinsky, LLP       1100 New York Avenue, NW
2101 L Street, NW                             Ninth Floor, East Tower
Washington, DC 20037-1526                     Washington, DC 20005-3918
(Counsel, Riggs National Bank, NA)            (Counsel, Wells Fargo Bank, NA)



Michelle Chrein                               M. David Minnick, Esq.
Kasowitz and Benson                           Pillsbury, Madison & Sutro, LLP
1301 Avenue of the Americas                   235 Montgomery Street
New York, NY 10019                            San Francisco, CA 94101
(Counsel, Gabrielle Capital)                  (Counsel, Wells Fargo Bank, NA)

Prudential Securities Credit Corp.            Riggs Bank, NA
c/o Vincent T. Pica II, President             c/o Al Serafino
One New York Plaza, 18th Floor                808 17th Street, NW
New York, NY 10292                            Washington, DC 20006

Standich, Ayer & Wood, Inc.                   Bill Wong
c/o Pierre Y. Chung, Asst. Vice President     Amroc Investments, Inc.
One Financial Center                          335 Madison Avenue, 26th Floor
Boston, Massachusetts 02111                   New York, NY 10017

Conseco Capital Management, Inc.              RER Resources, LP
c/o Eric Johnson                              c/o Bruce M. Levy, Vice Chariman
11825 North Pennsylvania Street               950 Herndon Parkway, Suite 200
Carmel, Indiana 46032                         Herndon, VA  20170

Vickie Corbitt                                Judy G. Z. Liu
Legal Services                                Weil, Gotshal & Manges, LLP
PO Box 198065                                 767 Fifth Avenue
Nashville, Tennessee 37219-8065               New York, NY 10153
(Counsel, Commissioner of Revenue)            (Counsel, Citicorp Securities,
                                                Inc.)

Troy C. Swanson                               George Kielman, Esq.
Kincaid, Cohen & Swanson, PC                  Luis F. Chaves, Esq.
800 North Charles Street, Suite 400           8200 Jones Branch Dr.-MS 202
Baltimore, MD 21201                           McLean, VA 22102
(Counsel, Citicorp Securities, Inc.)          (Counsel, Freddie Mac)

Michael L. Bernstein, Esq                     Linda V. Donhauser, Esq.
Daniel M. Lewis, Esq.                         Joseph J. Bellinger, Jr., Esq.
Michelle C. France, Esq.                      Miles & Stockbridge PC
Arnold & Porter                               10 Light Street
555 Twelfth Street, NW                        Baltimore, MD 21202
Washington, DC 20004-1206                     (Counsel, Norwest Bank Minnesota,
(Counsel, Official Committee of Unsecured       National Association)
   Creditors-CRIIMI MAE, Inc.)
 (also via facsimile)



Clifford J. White                             Christine Rotter
Office of United States Trustee               Wells Fargo Bank
6305 Ivy Lane, Suite 600                      55 Montgomery Street, 10th Floor
Greenbelt, MD 20770                           San Francisco, CA 94111
(also via facsimile)

Susan R. Sherrill                             Daniel J. Hartnett
U.S. Securities and Exchange Commission       McDermott, Will & Emery
Atlantic District Office                      227 West Monroe Street
3475 Lenox Rd., N.E., Suite 1000              Chicago, Illinois 60606-5096
Atlanta, Georgia 30326-1232                   (Counsel, First Chicago Capital
                                                Corp.)

Melvin White                                  G. Christian Ullrich
McDermott, Will & Emery                       First Union National Bank
600 13th Street, NW                           NC 0737
Washington, DC 20005-3096                     301 South College Street, DC-5
(Counsel, First Chicago Capital Corp.)        Charlotte, NC 28288-0737

Richard Wasserman, Esq.                       Alan M. Jacobs
Gregory A. Cross, Esq.                        Ernst & Young, LLP
Venable, Baetjer & Howard, LLP                787 Seventh Avenue
1800 Mercantile Bank & Trust Building         New York, NY 10019
2 Hopkin Plaza                                (Financial Advisor, Official
Baltimore, MD 21201                             Committee of Equity Security
                                                Holders-CMI)

Amanda D. Darwin, Esq.                        Michael St. Patrick Baxter, Esq.
Peabody & Arnold, LLP                         Covington and Burling
50 Rowes Wharf                                1201 Pennsylvania Avenue, NW
Boston, MA  02110                             Washington, DC 20044
                                              Counsel, Official Equity
                                                Committee-CMI
                                              (also via facsimile)

Morton A. Faller                              Sprint Business
Schulman, Rogers, Gandl, Prody                8330 Ward Parkway
   & Ecker, P.A.                              Kansas City, MO 64114
11921 Rockville Pike, 3rd Floor               Attn: Bankruptcy
Rockville, MD 20852-2743

Stanley J. Reed, Esq.                         Thomas P. Ogden, Esq.
Lerch, Early & Brewer, Chartered              Davis, Polk & Wardwell
3 Bethesda Metro Center, Suite 380            450 Lexington Avenue
Bethesda, MD 20814                            New York, NY 10017
(Counsel, Morgan Stanley & Co.                (Counsel, Morgan Stanley & Co.
   International Limited)                       International Limited)

